TRI-VISION INTERNATIONAL LTD./LTEE

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923

September 6, 2002

02076102

02 SEP 17 AM 10: 18

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C., U.S.A. 20549

Attention: Office of Applications & Report Services

Dear Sirs:

SUPPL

Re: Exemption No. 82-4501

Please find enclosed a copy of the unaudited Consolidated Interim Financial Statements for the three months ended June 30th, 2002 for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

TRI-VISION INTERNATIONAL LTD./LTEE

Per: J. Allan Ringler

JAR/cd

Encl.

PROCESSED
SEP 2 0 2002
THOMSON
FINANCIAL

dlw 9/18

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

Expressed in thousands of Canadian Dollars

ASSETS	NOTES	As at Jun 30 2002 $	As at Mar 31 2002 $
CURRENT			
Cash and cash equivalents	3	1,640	615
Term deposits		1,297	1,297
Accounts receivable		2,473	3,311
Due from related party		72	72
Inventories		1,219	1,158
Prepaid expenses		18	42
		6,719	6,495
Term deposits		1,862	1,230
Deferred development costs		3,230	3,360
Capital assets, net		205	223
V-Chip license and Patents, net		11,856	12,088
		23,872	23,396

LIABILITIES AND SHAREHOLDERS' EQUITY	NOTES	As at Jun 30 2002 $	As at Mar 31 2002 $
CURRENT			
Accounts payable and accrued liabilities		1,837	2,119
Customers' deposits		374	262
Income taxes payable		63	171
		2,274	2,552
Government grants payable		495	330
		2,769	2,882
SHAREHOLDERS' EQUITY			
Capital stock	2	33,772	33,772
Contributed surplus		55	55
Deficit		(12,724)	(13,313)
		20,975	20,514
		23,872	23,396

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
FOR THREE MONTHS PERIOD ENDED JUNE 30

(UNAUDITED)

Expressed in thousands of Canadian Dollars

	NOTES	2002 $	2001 $
Revenue	5	2,782	1,888
Cost of sales		1,188	818
Gross profit		1,594	1,070
Selling, general and administrative		490	408
Research and development	4	227	171
V-Chip amortization and marketing		232	232
		947	811
Income before interest and income taxes		647	259
Interest income		6	35
Interest expense		-	(9)
Income (loss) before income taxes		653	285
Provision for current income taxes		64	62
Net income (loss)		589	223
Deficit, beginning of period		(13,313)	(11,377)
Deficit, end of the period		(12,724)	(11,154)
Earnings per share		0.011	0.004
Fully diluted earnings per share		0.011	0.004

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THREE MONTHS PERIOD ENDED JUNE 30

(UNAUDITED)

Expressed in thousands of Canadian Dollars

	NOTES	2002 $	2001 $
CASH FLOW FROM OPERATING ACTIVITIES:			
Net income		589	223
Add charges to operations not involving cash			
Amortization of capital assets		19	18
Amortization of deferred development costs		129	168
Amortization of V-Chip license and patent		232	232
		969	641
Changes in non-cash working capital			
Account receivable		838	(157)
Inventories		(61)	102
Prepaid expenses		24	40
Accounts payable and accrued liabilities		(282)	(27)
Income taxes payable (recoverable)		(108)	(57)
Customers' deposits		112	(30)
Cash flow from operating activities		1,492	512
CASH FLOW FROM INVESTING ACTIVITIES			
Term deposits		(632)	(300)
Additions to capital assets		-	(4)
Deferred development costs			(157)
Cash flow used in investing activities		(632)	(461)
CASH FLOW FROM FINANCING ACTIVITIES			
Bank indebtedness		-	360
Government grants received		165	57
Cash flow from (used in) financing activities		165	417
Net Increase in Cash & Cash Equivalents during the period		1,025	468
Cash and Cash Equivalents, beginning of period		615	874
CASH AND CASH EQUIVALENTS, END OF PERIOD		1,640	1,342

See notes to the consolidated financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The interim consolidated financial statements include the accounts of Tri-Vision International Ltd / Ltée and its wholly-owned subsidiary (collectively "the Company"). These interim financial statements should be read in conjunction with the most recently prepared annual financial statements.

These interim consolidated financial statements are prepared using accounting principles and methods of applications that are in conformity with Canadian generally accepted accounting principles ("Canadian GAAP"). These policies and methods of applications are the same as the most recent annual statements.

2. CAPITAL STOCK:

Authorized:

Issued: Unlimited number of Class "B" preference shares, non-voting, non cumulative
Discretionary dividends and retractable

Unlimited number of Class "C" preference shares, voting, non-cumulative,
Redeemable and retractable,

Unlimited number of common shares, No par value

53,580, 314 common shares have been issued for a total of **$ 33,771,986**

Stock options, Warrants and Convertible Securities outstanding:

On December 21, 2001 the Company granted stock options to directors and officers to acquire 1,950,000 common shares exercisable at a price of $0.245 per share until December 21, 2004. All these stock options were vested and outstanding as at June 30, 2002,

On April 20, 2001 the Company granted an executive, options to acquire 100,000 common shares at an exercise price of $0.46 per share and as additional 100,000 common shares at an exercise price of $1.50 per share with an expiry date of April 20, 2003. All these stock options were vested and outstanding as at June 30, 2002.

On June 20, 2002, the Company granted Century Communications options to acquire 150,000 common shares at an exercise price of $0.46 per share with an expiry date of June 20, 2003. These stock options were vested and outstanding as at June 30, 2002.

There are no outstanding warrants or convertible securities.

3. TERM DEPOSITS:

Term deposits held by the Company at June 30, 2002 mature at various date from July 2, 2002 to March 3, 2003 and are assigned as cash security against an outstanding letter of credit which expires on December 31, 2002. Although the term deposit mature, and the letter of credit expires, within one year after June 30, 2002, the Company is required to either renew the letter of credit with similar security or set aside cash in a restricted reserve fund as part of the licensing arrangement. At June 30, 2002, current liabilities include $1,297,249 (June -2001 – nil) relating to such costs which may be paid using the funds held in term deposits. Accordingly, $1,297-249 (June 2001 – nil) of the term deposits have been classified as current assets and the remaining term deposits have been classified as non-current assets.

4. RESEARCH AND DEVELOPMENT:

	June 30 2002 $	June 30 2001 $
Total research and development costs incurred during the year	111	172
Government assistance	(13)	(12)
	98	160
Deferred development costs	-	(157)
Amortization of deferred development costs	129	168
Net research and development costs incurred during the year	227	171

5. SEGMENTED INFORMATION:

The Company designs, manufactures, and supplies electronic products for customers in the cable television (CATV), multimedia and consumer electronic industries, which, in aggregate, form the cable television business. The Company manages its operations under one segment, which provides products to the cable television business. Operating expenses are managed at the total Company level by major type of expense category and as such are not allocated to the major revenue generating products. This represents the manner in which Company is organized and managed for assessing performance and making resource allocation decisions.

The following table shows certain information with respect to product line revenues:

	June 30 2002 $	June 30 2001 $
V-Chip licensing and decoder	1,290	625
Converters	251	278
Transmitters	91	105
Cable equipment	1,080	669
Other	70	211
	2,782	1,888

A summary of revenue segmented to the customers' country of residence is as follows:

	June 30 2002 $	June 30 2001 $
Canada	290	409
United States	233	267
Japan	1,286	625
Other	973	587
	2,782	**1,888**

Assets are maintained only in Canada, and all expenses are incurred out of the Company's head quarters in Canada.

6. RELATED PARTY TRANSACTIONS:

(a) During the three months ended June 30, 2002, rent of $45,000 (2001 - $45,000) was paid to Tri-Venture Investments. Some of the partners of Tri-Venture Investments are also the directors of the Company. The Company has leased space on a net net basis for its head office in Scarborough, Ontario. The lease expired on October 31, 1996. Management has agreed to lease the said premises on a month-to-month basis at a rent of $15,000 per month.

(b) During the fiscal year 1999, $140,000 was advanced to a director of the Company of which $ 72,438 (2001-$98,101) is still outstanding. The advances are unsecured, due on demand, and bear interest at the rate of 8.25% per annum.

The Company conducted these related party transactions on normal commercial terms and conditions.

7. CONSOLIDATED STATEMENTS OF CASH FLOWS:

	June 30 2002 $	June 30 2001 $
Cash paid for interest expense	0	9
Cash received from interest income	6	17
Cash paid for income taxes	181	110